UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On September 22, 2022, Compugen Ltd. (the “Company”) issued a letter to its shareholders (the “Shareholder Letter”). A copy of the Shareholder Letter is furnished as Exhibit 99.1 to this Report on Form 6-K.

In the Shareholder Letter, the Company announced that it is seeing encouraging signals of anti-tumor activity in the fully enrolled cohort expansion dual and triple combination studies in platinum resistant ovarian cancer patients. The Company further announced that it is continuing to analyze the ovarian data and plans to submit it for presentation at a medical conference that will take place by the end of the year. The Company will decide on next steps for this indication as the data mature.

The information contained in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibit Number	Description of Exhibit

99.1	Compugen Letter to Shareholders dated September 22, 2022.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: September 22, 2022	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel